





UN
SECURITIES AND **15046493**
Washington, D.C. 20549.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/14__ AND ENDING __12/31/14__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michigan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 Civic Center Dr, Suite 200
                 (No. and Street)

Southfield   MI   48076
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
                       (Name – if individual, state last, first, middle name)

30435 Goesbeck Hwy   Roseville   MI   48066
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Leanna S. Kavanagh_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Michigan Securities Inc._ , as of _December 31_ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

SANDRA J. RAYBA
Notary Public, State of Michigan
County of Hillsdale
My Commission Expires Dec. 09, 2016
Acting in the County of _Oakland_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

MICHIGAN SECURITIES, INC.

Financial Statements
and Supplementary Information

December 31, 2014

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

We have audited the accompanying financial statements of Michigan Securities, Inc., a Michigan corporation, which comprise the financial condition as of December 31, 2014 and the related statement of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Michigan Securities Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 13 and 14, has been subjected to audit procedures performed in conjunction with the audit of Michigan Securities Inc.'s financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 24, 2015

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	285,746
Cash equivalents with clearing organizations		100,915
Receivable from brokers		158,948
Income taxes refundable		980
Furniture, fixtures and equipment, less depreciation		105
TOTAL ASSETS	**$**	**546,694**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	11,024
Note payable to stockholder subordinated to claims of general creditors		100,188
Accrued expenses		392,033
Total Liabilities		503,245

STOCKHOLDERS' EQUITY

Common stock authorized, 10,000 shares; issued and outstanding, 1000 shares	5,000
Retained earnings	38,449
Total Stockholders' Equity	43,449
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 546,694

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenue:	
Commissions and fees	$ 2,210,218
Investment advisory fees	1,218,848
Annuity and insurance products	1,585,422
Interest	83
Total revenue	5,014,571
Expenses:	
Salaries, wages, commissions and benefits	4,693,083
Exchange fees and quotes	35,734
Occupancy and equipment	59,334
Interest	8,008
Professional services	84,290
Office supplies and expenses	17,614
Other operating expenses	54,683
Trade clearing costs	70,468
Total expenses	5,023,214
Loss before income taxes	(8,643)
Income tax expense	(1,722)
NET LOSS	($ 10,365)

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings
Balance at December 31, 2013	$ 5,000	$ 48,814
Net loss for year	—	(10,365)
Balance at December 31, 2014	$ 5,000	$ 38,449

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	100,188
Change for year		—
Balance at December 31, 2014	$	100,188

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	($	10,365)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:		
Depreciation		1,206
Changes in:		
Accounts payable		182
Receivables	(	42,019)
Accrued expenses		86,913
Refundable income taxes	(	183)
Total adjustments		46,099
Net cash provided by operating activities		35,734
NET INCREASE IN CASH		35,734
Cash and cash deposits – Beginning of year		350,927
Cash and cash deposits – End of year	$	386,661

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest	$	8,008
Cash paid for income taxes	$	—

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Michigan Securities, Inc. (the "Company") conducts a general securities business as a securities broker-dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The Company's client base is retail and institutional accounts located primarily in Southeastern Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis. Investment advisory fees and fees on insurance products are recorded when income is reasonable determinable.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2011 or state income tax examinations for years before 2010.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets using accelerated depreciation methods.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2015, which is the same date the financial statements were available to be issued.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2014, the Company's net capital totaled $110,124 which was $60,124 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.66 to 1.

NOTE 4 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2014:

Office equipment and furnishings	$ 27,625
Accumulated depreciation	27,520
	$ 105

NOTE 5 – LEASE COMMITMENTS

The Company leases facilities under an operating lease expiring May 31, 2016. Future expected minimum lease payments are as follows:

2015	$ 46,500
2016	19,500
	$ 66,000

Rental expense approximated $43,000 for the year ended December 31, 2014.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – NOTES PAYABLE TO STOCKHOLDER SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2014 consist of a subordinated note payable to the majority stockholder of the Company at 8% per annum, due March 31, 2015. The note has been approved by the Financial Industry Regulatory Authority, Inc. (FINRA) and is therefore available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan (Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2014 totaled $31,200.

NOTE 8 – RELATED PARTY TRASACTIONS

The Company receives insurance product commissions and advisory fees from related entities under common control. Income received from these related parties approximated $1,608,000 for the year ended December 31, 2014.

NOTE 9– FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, receivables, accounts payable, accrued expenses and notes payable. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair values based on the short-term nature of these instruments. The recorded values of notes payable approximate their fair values as interest approximate market rates.

SUPPLEMENTARY INFORMATION

MICHIGAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholders' equity	$	43,449
Qualifying subordinated notes		100,188
Total capital and subordinated debt		143,637
Deductions and haircuts on securities:		
Deposits and receivables		30,853
Furniture, fixtures and equipment		105
Haircuts on securities-stocks and mutual funds		2,018
Unsecured debits		537
		33,513
Net capital		110,124
Net capital requirement		50,000
Excess net capital	$	60,124

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	403,057
Percentage of aggregate indebtedness to net capital		366%

Reconciliation with Company's Computation

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II amended (Unaudited) FOCUS report dated December 31, 2014 and the above calculations.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Michigan Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

INDEPENDENT ACCOUNTANTS REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Michigan Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Michigan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Michigan Securities Inc.'s management is responsible for Michigan Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 24, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
18*18*********2545*******************MIXED AADC 220
052094  FINRA  DEC
MICHIGAN SECURITIES INC
21415 CIVIC CENTER DR STE 200
SOUTHFIELD MI 48076-3953
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____59.84_____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____11.36_____)

     _7/25/14_
     Date Paid

   C. Less prior overpayment applied   (_____16.88_____)

   D. Assessment balance due or (overpayment)   _____31.60_____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____31.60_____

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____31.60_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Michigan Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the **23** day of **February** , 20 **15** .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,014,572

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 57

   (7) Net loss from securities in investment accounts.

      Total additions 5,014,629

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 4,917,147

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 70,468

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts. 1,814

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 4

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 79

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,261

      Enter the greater of line (i) or (ii) 1,261

      Total deductions 4,990,694

2d. SIPC Net Operating Revenues $ 23,935

2e. General Assessment @ .0025 $ 59.84

(to page 1, line 2.A.)

18

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Michigan Securities, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Michigan Securities, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and Michigan Securities, Inc. stated that they met the identified exemption provisions throughout the current fiscal year without exception. Michigan Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Michigan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 24, 2015

Michigan Securities, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2014

Michigan Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Leanna Kavanagh as Chief Financial Officer/FinOp of Michigan Securities, Inc.:

I, Leanna Kavanagh, as the Chief Financial Officer/FinOp of Michigan Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

I, Leanna Kavanagh, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Leanna Kavanagh   FinOp /CFO
Leanna Kavanagh   Title

February 24, 2015